Filed Pursuant to Rule 433

Registration No. 333-237068

May 11, 2020

FINAL TERM SHEET

Issuer:	Nutrien Ltd.

Title of Securities:	1.900% Notes due May 13, 2023 (the “2023 Notes”)
2.950% Notes due May 13, 2030 (the “2030 Notes”)
3.950% Notes due May 13, 2050 (the “2050 Notes”)

Expected Ratings:	Baa2 / BBB (Moody’s / S&P)

Format:	SEC Registered – Registration Statement No. 333-237068

Ranking:	Senior, Unsecured

Principal Amount:	2023 Notes: $ 500,000,000
2030 Notes: $ 500,000,000
2050 Notes: $ 500,000,000

Pricing Date:	May 11, 2020

Expected Settlement Date:	May 13, 2020 (T+2)

Maturity Date:	2023 Notes: May 13, 2023
2030 Notes: May 13, 2030
2050 Notes: May 13, 2050

Interest Payment Dates:	2023 Notes: May 13 and November 13 of each year
2030 Notes: May 13 and November 13 of each year
2050 Notes: May 13 and November 13 of each year

First Interest Payment Date:	2023 Notes: November 13, 2020
2030 Notes: November 13, 2020
2050 Notes: November 13, 2020

Benchmark Treasury:	2023 Notes: 0.250% due April 15, 2023
2030 Notes: 1.500% due February 15, 2030
2050 Notes: 2.375% due November 15, 2049

Benchmark Treasury Price:	2023 Notes: 100-01 3⁄4
2030 Notes: 107-13+
2050 Notes: 123-03

Benchmark Treasury Yield:	2023 Notes: 0.231%
2030 Notes: 0.712%
2050 Notes: 1.415%

Spread to Benchmark Treasury:	2023 Notes: T + 170 basis points
2030 Notes: T + 225 basis points
2050 Notes: T + 255 basis points

Reoffer Yield:	2023 Notes: 1.931%
2030 Notes: 2.962%

2050 Notes: 3.965%

Coupon:	2023 Notes: 1.900% payable semi-annually
2030 Notes: 2.950% payable semi-annually
2050 Notes: 3.950% payable semi-annually

Price to Public:	2023 Notes: 99.910%
2030 Notes: 99.897%
2050 Notes: 99.738%

Day Count:	30 / 360

Minimum Denominations:	$2,000 x $1,000

Optional Redemption:

The 2023 Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2023 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2023 Notes to be redeemed (not including any portion of any payments of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus 30 basis points, plus accrued and unpaid interest on the principal amount being redeemed, if any, to the redemption date, as more fully described in the Company’s preliminary U.S. and Canadian prospectus supplements, dated May 11, 2020 (the “Preliminary Prospectus Supplements”).

At any time prior to February 13, 2030 (which is the date that is three months prior to the maturity of the 2030 Notes, the “2030 Par Call Date”), the 2030 Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2030 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2030 Notes that would be due if such 2030 Notes matured on the 2030 Par Call Date but for such redemption (not including any portion of any payments of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus 35 basis points, plus accrued and unpaid interest on the principal amount being redeemed, if any, to the redemption date, as more fully described in the Preliminary Prospectus Supplements. At any time on or after the 2030 Par Call Date, the Company may redeem the 2030 Notes, in whole or in part, at the option of the Company at a redemption price equal to 100% of the principal amount of the 2030 Notes to be redeemed plus accrued and unpaid interest on the principal amount being redeemed, if any, to the redemption date, as more fully described in the Preliminary Prospectus Supplements.

At any time prior to November 13, 2049 (which is the date that is six months prior to the maturity of the 2050 Notes, the “2050 Par Call Date”), the 2050 Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2050 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2050 Notes that would be due if such 2050 Notes matured on the 2050 Par Call Date but for such redemption (not including any portion of any payments of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus 40 basis points, plus accrued and unpaid interest on the principal amount being redeemed, if any, to the redemption date, as more fully described in the Preliminary Prospectus Supplements. At any time on or after the 2050 Par Call Date, the Company may redeem the 2050 Notes, in whole or in part, at the option of the Company at a redemption price equal to 100% of the principal amount of the 2050 Notes to be redeemed plus accrued and unpaid interest on the principal amount being redeemed, if any, to the redemption date, as more fully described in the Preliminary Prospectus Supplements.

CUSIP Number / ISIN Number:	2023 Notes: 67077M AV0 / US67077MAV00
2030 Notes: 67077M AW8 / US67077MAW82
2050 Notes: 67077M AX6 / US67077MAX65

Joint Book-Running Managers:	Barclays Capital Inc.
CIBC World Markets Corp.
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
TD Securities (USA) LLC
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
MUFG Securities Americas Inc.
Rabo Securities USA, Inc.
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.

Co-Managers:	BMO Capital Markets Corp.
BofA Securities, Inc.
BNP Paribas Securities Corp.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC

Changes from Preliminary Prospectus Supplement

In addition to the pricing infor]mation set forth above, the following is added to the Preliminary Prospectus Supplement at the end of the section entitled “UNDERWRITING (CONFLICTS OF INTEREST)” on page S-35:

Notice to Prospective Investors in Taiwan

The Notes have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan, the Republic of China (“Taiwan”) and/or other regulatory authority of Taiwan pursuant to relevant securities laws and regulations and may not be offered, issued or sold within Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan and/or other regulatory authority of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering or sale of the Notes in Taiwan.

* * *

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Company has filed a Registration Statement on Form F-10 (including a base prospectus dated March 16, 2020, as supplemented by a preliminary prospectus supplement, dated May 11, 2020, the “Prospectus”) with the SEC for the offering to which this communication relates. This pricing term sheet supplements the Prospectus. Before you decide whether to invest, you should read the Prospectus and the documents incorporated therein by reference that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and any document incorporated by reference in the Prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, CIBC World Markets Corp. toll-free at 1-800-282-0822, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 or TD Securities (USA) Inc. at 1-855-495-9846.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.